EXHIBIT 1
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"We're ready"
First Quarter Report and Interim MD&A
2003

IPSCO

FIRST QUARTER 2003


To The Shareholders

This First Quarter Report and Interim MD&A contains forward-looking information with respect to IPSCO's operations. Actual results may differ from these forward looking statements due to numerous factors including potential markets and demand for the materials produced, levels of potential imports, production levels,market forces, North American pricing of steel products, trade laws, pricing of energy and raw material inputs, outcome of trade and safeguard cases and other matters. These and other factors are outlined in IPSCO's regulatory filings with the Securities and Exchange Commission, including those in IPSCO's Annual Report for 2002 and Form 40-F.

FINANCIAL HIGHLIGHTS

RESULTS OF OPERATIONS

Net income for the first quarter of 2003 was $4.4 million with net income attributable to common shareholders being 3 cents per diluted share. This was substantially better than the 8 cents per diluted share loss reported for the first quarter of 2002, but lower than the 19 cents per diluted share income reported for the prior quarter, which included a non-recurring gain of 9 cents per share on the sale of surplus assets.

Sales for the quarter were $279.9 million, up $8.7 million or 3% over the same period last year, with some improvement in pricing and mix more than offsetting a 10% drop in shipments. Sales were up $23.8 million or 9% over the prior quarter and tons shipped increased 6%. Steel mill product sales of $152.5 million were up just 2% over the same quarter last year and down 3% from prior quarter, reflecting continuing slow industrial markets and difficult pricing competition. Tubular product sales, excluding large diameter pipe, were at very healthy levels on the strength of drilling activity in Western Canada. Sales of large diameter pipe were off significantly compared to the first quarter of last year.

Gross income of $23.1 million for the quarter was $3.2 million higher than the same period last year but was down $7.8 million from the last quarter. Composite pricing was up almost 15% over the first quarter of 2002 and was marginally stronger for most products other than for energy-related tubular product sales in the United States. First quarter composite pricing was up about 4% over the fourth quarter of 2002 due strictly to a richer product mix. Average pricing for our major steel mill products declined from last quarter. Lower average pricing combined with higher scrap and energy costs resulted in gross margin compression from 12.1% in the fourth quarter to 8.3%.

Quarterly utilization rates and production tons were basically unchanged for all three steelworks compared to the first quarter of 2002. Utilization rates improved slightly for the two U.S. steelworks compared to last quarter. However, IPSCO experienced cost increases relative to both the first quarter of 2002 and the prior quarter, because of higher natural gas and scrap prices. Difficult market conditions lead to some planned production scale back and less than optimal plate mix.

Quarterly selling, research and administration expenses totaled $12.0 million, down 13% from the first quarter of 2002 and comparable with last quarter. Spending declined in most expense categories because of tighter controls as part of management's response to continued soft markets.

Interest expense on long-term debt was $5.8 million, comparable to last quarter, but down 9% or $0.6 million from the expense reported in the first quarter of 2002, principally reflecting lower interest rates.

CASH FLOW AND FINANCIAL POSITION

IPSCO generated $23.1 million from operations during the quarter. Cash at March 31, 2003 was $29.6 million, up $6.7 million in the quarter. Borrowing under IPSCO's revolving term credit facility decreased $58.0 million from $118.0 million to $60.0 million, and the funded debt to total capitalization ratio improved from 38.7% percent at the end of 2002 to 36.0% at March 31, 2003. Based on this ratio, which is limited to 50.0% under one of IPSCO's most restrictive loan agreement covenants, approximately $437 million in additional funded debt could have been accommodated under this covenant at March 31, 2003. Availability under existing borrowing facilities was about $128 million at quarter end.

Accounts receivable decreased $4.2 million during the quarter and inventory levels decreased $13.2 million, principally in the energy tubular product line, reflecting seasonally improved sales. Over $33 million in cash was also derived from accounts payable and accrued charges during the quarter.

Investments in capital assets were $3.5 million, down significantly from the first quarter of 2002, which had included final payments of certain contract holdbacks for the Mobile Steelworks construction project completed in late 2001. This spending level is indicative of continued capital spending restraint in light of slow market conditions. As previously disclosed, new investment for 2003 is expected to be under management's original limit of $40.0 million. Other uses of cash during the first quarter included $3.0 million for dividends and $4.3 million for interest on the subordinated notes.

MARKET COMMENTS AND OUTLOOK

The markets for IPSCO's steel products in North America continue to suffer low product demand from the end-user community, which together with competitor and distribution channel pressures has prevented pricing recovery. We now do not expect conditions in these industrial markets to improve until later in 2003 at best. Offsetting this situation is an easing trend for scrap and natural gas prices.

With respect to the non-energy tubular markets, volume has remained flat with pricing moving with input costs and individual pipe producer circumstances. Imports continue to be a major factor in this market. The Western Canadian energy sector did reflect increased activity because of higher oil and gas price levels, albeit with a higher level of competition. This same activity trend did not occur in the United States where the market for energy tubular products, while somewhat improved, was not as strong. IPSCO does, however, anticipate continued strength in the oil and gas sector, which bodes well for the Company's energy tubular products lines. No significant oil and natural gas transmission pipe projects are anticipated in the near term.

Trade issues continue to be a factor in the recovery of the steel industry; in Canada as the government looks at potential safeguard actions and in the United States as the Section 201 process moves toward a mid-term review.

In conclusion, while IPSCO has demonstrated the ability to maintain profitability in this very difficult environment, a recovery in the industrial sector as well as the general economy will be necessary for stronger financial performance. Continued soft business conditions in our industrial markets combined with the traditional seasonal drop in sales for our most profitable energy tubular product line will probably result in a modest second quarter loss. Nevertheless, IPSCO, with its modern facilities and cost efficient operations, continues to be ready to capitalize on business when economic conditions improve.

---------------------
TONS SHIPPED
---------------------
(thousands)
                                                   FOR THE THREE MONTHS ENDED
                                               ---------------------------------
                                               MARCH 31    MARCH 31  DECEMBER 31
                                                   2003        2002         2002
--------------------------------------------------------------------------------
   Discrete Plate and Coil                        312.6       368.9        341.7
   Cut Plate                                      141.2       139.2        119.7
                                               ---------------------------------
Total Steel Mill Products                         453.8       508.1        461.4
--------------------------------------------------------------------------------
   Energy Tubulars                                145.3       107.4        105.3
   Large Diameter Tubulars                         11.4        62.5         15.0
   Non-Energy Tubulars                             63.7        71.5         57.0
                                               ---------------------------------
Total Tubular Products                            220.4       241.4        177.3
--------------------------------------------------------------------------------
Total Shipments                                   674.2       749.5        638.7
--------------------------------------------------------------------------------


-------------------------------------
SELECTED FINANCIAL INFORMATION (d)
-------------------------------------
(thousands of United States Dollars
except for per ton data)

                                                   FOR THE THREE MONTHS ENDED
                                               ---------------------------------
                                               MARCH 31    MARCH 31  DECEMBER 31
                                                   2003        2002         2002
--------------------------------------------------------------------------------
Operating Income Per Ton                        $    17     $     8     $     30

EBIT (a)                                        $12,537     $ 5,807     $ 25,893
EBITDA (b)                                       27,103      17,970       37,726
Net Capital Expenditures                          3,498      19,877        2,429
Free Cash Flow (c)                               23,605      (1,907)      35,297

Annualized Return on Common
   Shareholders' Equity                              1%         -2%           5%
--------------------------------------------------------------------------------

(a)  EBIT is defined as earnings before interest expense and income taxes.
(b) EBITDA is defined as earnings before interest expense, income taxes and amortization.
(c)  Free Cash Flow is defined as EBITDA less net capital expenditures.
(d) The Company believes that EBIT, EBITDA and Free Cash Flow are standard measures of performance that are commonly reported and widely used by analysts, investors, and other interested parties. Accordingly, this information has been disclosed to permit a more complete comparative analysis of the Company's operating performance and capitalization relative to others. These indicators should not be considered as a substitute or alternative for net income, net income available to common shareholders or cash flow.


---------------------------------------
CONSOLIDATED STATEMENTS OF OPERATIONS
---------------------------------------
(unaudited, thousands of United States
Dollars except for share, per share and
ton data)

                                                   FOR THE THREE MONTHS ENDED
                                              ----------------------------------
                                               MARCH 31    MARCH 31  DECEMBER 31
                                                   2003        2002        2002
--------------------------------------------------------------------------------
Plate and Coil Tons Produced (thousands)          660.4       679.8       662.7
--------------------------------------------------------------------------------
Finished Tons Shipped (thousands)                 674.2       749.5       638.7
--------------------------------------------------------------------------------

Sales                                         $ 279,863   $ 271,133   $ 256,083
Cost of sales
   Manufacturing and raw material               242,162     239,060     213,274
   Amortization of capital assets                14,566      12,163      11,833
                                              ----------------------------------
                                                256,728     251,223     225,107
                                              ----------------------------------
Gross income                                     23,135      19,910      30,976
Selling, research and administration             12,010      13,748      11,726
                                              ----------------------------------
Operating income                                 11,125       6,162      19,250
Other expenses
   Non-recurring items                               --          --      (6,464)
   Interest on long-term debt                      5,753      6,345       5,852
   Other interest (income) expense, net             (168)       311          (8)
   Foreign exchange loss (gain)                   (1,412)       355        (179)
                                              ----------------------------------
Income (Loss) Before Income Taxes                  6,952       (849)     20,049
Income Tax Expense (Benefit)                       2,504       (304)      7,218
                                              ----------------------------------
Net Income (Loss)                                  4,448       (545)     12,831
Dividends on Preferred Shares,
   including part VI.I tax                         1,463      1,384       1,402
Interest on Subordinated Notes, net of
   income tax                                      1,443      1,443       1,442
                                              ----------------------------------
Net Income (Loss) Attributable to Common
   Shareholders                               $    1,542  $  (3,372)  $   9,987
--------------------------------------------------------------------------------
Earnings (Loss) Per Common Share - Basic      $     0.03  $   (0.08)  $    0.21
                                 - Diluted    $     0.03  $   (0.08)  $    0.19
Denominator for Basic Earnings
   per Common Share (thousands)                   47,667     43,214      47,596
Denominator for Diluted Earnings
   per Common Share (thousands)                   47,743     43,214      68,393
--------------------------------------------------------------------------------


-----------------------------------------------
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
-----------------------------------------------
(unaudited, thousands of United States Dollars)

                                                   FOR THE THREE MONTHS ENDED
                                              ----------------------------------
                                               MARCH 31    MARCH 31  DECEMBER 31
                                                   2003        2002        2002
--------------------------------------------------------------------------------
Retained Earnings at Beginning of Period      $ 494,599   $ 491,777   $ 486,132
   Net Income (Loss)                              4,448        (545)     12,831
   Dividends on Preferred Shares,
      including part VI.I tax                    (1,463)     (1,384)     (1,402)
   Interest on Subordinated Notes,
      net of income tax                          (1,443)     (1,443)     (1,442)
   Dividends on Common Shares                    (1,618)     (1,494)     (1,520)
                                              ----------------------------------
Retained Earnings at End of Period            $ 494,523   $ 486,911   $ 494,599
--------------------------------------------------------------------------------

Notes to Consolidated Interim Financial Statements

1. The consolidated interim financial statements are unaudited and are based on Canadian generally accepted accounting principles and practices consistent with those used in the preparation of the annual financial statements.

2. Certain prior period amounts have been reclassified to conform with the current presentation.

3. The Company sold certain of its assets held for sale in the fourth quarter 2002 resulting in a gain of $6,464. The effect on basic earnings per common share was an increase in the fourth quarter 2002 of $0.09.



----------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS
----------------------------------------------
(unaudited, thousands of United States Dollars)

                                                   FOR THE THREE MONTHS ENDED
                                              ----------------------------------
                                               MARCH 31    MARCH 31  DECEMBER 31
                                                   2003        2002        2002
--------------------------------------------------------------------------------
Cash Derived From (Applied To)
   Operating Activities
      Working capital provided by operations  $  23,058   $  18,537   $  18,374
   Change in non-cash operating
      working capital                            52,324      (3,837)    (50,013)
                                              ----------------------------------
                                                 75,382      14,700     (31,639)
--------------------------------------------------------------------------------
Financing Activities
   Common share dividends                        (1,618)     (1,494)     (1,520)
   Issue of common shares, net of issue costs        --      90,670          --
   Common shares issued pursuant to
      share option plan                              --       1,490       1,011
   Preferred share dividends                     (1,366)     (1,294)     (1,315)
   Subordinated notes interest                   (4,250)     (4,250)         --
   Issue of long-term debt                       10,000      10,000      38,300
   Repayment of long-term debt                  (68,000)    (60,000)     (3,300)
                                              ----------------------------------
                                                (65,234)     35,122      33,176
--------------------------------------------------------------------------------
Investing Activities
   Expenditures for capital assets               (3,498)    (18,171)     (3,895)
   Proceeds on sale of assets held for sale          --          --       1,466
   Investment                                        --      (1,706)         --
                                              ----------------------------------
                                                 (3,498)    (19,877)     (2,429)
--------------------------------------------------------------------------------
Effect of exchange rate changes on cash
   and cash equivalents                              52          85         407
--------------------------------------------------------------------------------
Increase (Decrease) in Cash and Cash
   Equivalents less Bank Indebtedness             6,702      30,030        (485)
Cash and Cash Equivalents less Bank
   Indebtedness at Beginning of Period           22,859       2,492      23,344
Cash and Cash Equivalents less Bank
   Indebtedness at End of Period              $  29,561   $  32,522   $  22,859
--------------------------------------------------------------------------------


------------------------------------------------
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
------------------------------------------------
(thousands of United States Dollars)

                                              MARCH 31, 2003   MARCH 31, 2002    DECEMBER 31
                                                (UNAUDITED)      (UNAUDITED)        2002
--------------------------------------------------------------------------------------------
Current Assets
   Cash and cash equivalents                  $     29,561     $     32,522      $   22,859
   Accounts receivable less allowance              154,200          146,828         153,752
   Inventories                                     249,358          215,361         255,410
   Other                                             2,425            2,252           2,847
   Future income taxes                              38,843           43,720          41,402
                                              ----------------------------------------------
                                                   474,387          440,683         476,270
--------------------------------------------------------------------------------------------
Non-Current Assets
   Capital and other                             1,146,388        1,165,836       1,146,456
   Future income taxes                             128,456           80,093         121,586
                                              ----------------------------------------------
                                                 1,274,844        1,245,929       1,268,042
--------------------------------------------------------------------------------------------
Total Assets                                  $  1,749,231     $  1,686,612      $1,744,312
--------------------------------------------------------------------------------------------
Current Liabilities
   Accounts payable and accrued charges       $    172,450     $    153,485      $  136,072
   Current portion of long-term debt                35,386           21,100          35,386
                                              ----------------------------------------------
                                                   207,836          174,585         171,458
--------------------------------------------------------------------------------------------
Long-Term Liabilities
   Long-term debt                                  288,777          336,825         342,202
   Deferred pension liability                           --                1              --
   Future income taxes                             150,026          103,306         143,229
                                              ----------------------------------------------
                                                   438,803          440,132         485,431
--------------------------------------------------------------------------------------------
Shareholders' Equity
   Preferred shares                                 98,594           98,545          98,553
   Common shares                                   351,311          348,323         351,311
   Subordinated notes                              102,125          102,125         104,250
   Retained earnings                               494,523          486,911         494,599
   Cumulative translation adjustment                56,039           35,991          38,710
                                              ----------------------------------------------
                                                 1,102,592        1,071,895       1,087,423
--------------------------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity    $  1,749,231     $  1,686,612      $1,744,312
--------------------------------------------------------------------------------------------




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For further information, contact
Kelly Brossart
Corporate Communications Officer
1-800-667-1616
kbrossart@ipsco.com
www.ipsco.com